UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 14, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on June 14, 2012, entitled "Second high-impact discovery for Statoil offshore Tanzania ".

Second high-impact discovery for Statoil offshore Tanzania

Statoil (OSE: STL, NYSE:STO) and partner ExxonMobil have made a large gas discovery in the Statoil-operated Block 2 licence in Tanzania.

The logging results from the Lavani well confirm a new high-impact discovery for Statoil, with a preliminary resource estimate of 3 trillion cubic feet (Tcf) of gas in place. The Lavani well has encountered 95 metres of excellent quality reservoir sandstone with high porosity and high permeability.

“The result from Lavani, which is only 16 kilometres south of our recent Zafarani discovery, confirms the high potential in Block 2. We are also pleased to announce that the recently drilled Zafarani sidetrack added another 1 Tcf of gas in place. This is in addition to the up to 5 Tcf announced in February. The results so far mark an important step towards a possible natural gas development in Tanzania,” says executive vice president for Exploration in Statoil, Tim Dodson.

“The Lavani discovery demonstrates how Statoil’s strategy of focusing on high-impact opportunities is paying off and supports the company’s ambition for international growth,” Dodson adds.

The Lavani well, drilled in 2,400-metre water depth, is the second exploration well in Block 2 – which covers an area of approximately 5,500 square kilometres. The well is drilled by Ocean Rig Poseidon with operations still ongoing.

The Lavani discovery is the seventh high-impact discovery made by Statoil over the last 14 months. The other high-impact discoveries are Zafarani in Tanzania, Skrugard and Havis in the Barents Sea, Johan Sverdrup (formerly Aldous/Avaldsnes) in the North Sea, and Peregrino South and Pão de Açúcar (non-operated) in Brazil.

Statoil operates the licence on Block 2 on behalf of Tanzania Petroleum Development Corporation (TPDC) and has a 65% working interest, with ExxonMobil Exploration and Production Tanzania Ltd. holding the remaining 35%. Statoil has been in Tanzania since 2007, when it was awarded the licence for Block 2.

(*) ”High-impact well” = a total of more than 250 million barrels of oil equivalent (boe), or 100 million boe net to Statoil.

For more information, please contact:

Investor relations
Lars Valdresbråten, investor relations officer,
Tel: + 47 402 81 789 (mobile)

Morten Sven Johannessen, vice president, investor relations North America,
Tel: +1 203 570 2524 (mobile)

Media relations
Bård Glad Pedersen, press spokesperson,
Tel: +47 91 80 17 91 (mobile)

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 14, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer